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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 5)*

                          PANACOS PHARMACEUTICALS, INC.
                       (FORMERLY V.I. TECHNOLOGIES, INC.)
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   917920 10 0
                                 (CUSIP Number)

                             JAMES T. BARRETT, ESQ.
                               PALMER & DODGE LLP
                              111 HUNTINGTON AVENUE
                              BOSTON, MA 02199-7613
                                 (617) 239-0100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 25, 2005
             (Date of Event Which Required Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



--------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 917920 10 0                  13D                  PAGE 2 OF 7 PAGES
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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Richard A. Charpie
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]

        Not applicable                                                   (b) [ ]
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3       SEC USE ONLY


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4       SOURCE OF FUNDS


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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                 [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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    NUMBER OF     7     SOLE VOTING POWER

     SHARES             2,255,854 shares
                  --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY                    0 shares
                  --------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING           228,398  shares
                  --------------------------------------------------------------
     PERSON       10    SHARED DISPOSITIVE POWER

      WITH              2,027,456 shares
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,255,854 shares
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6% *
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14      TYPE OF REPORTING PERSON

        IN, HC
--------------------------------------------------------------------------------

*Based on 39,509,667 shares outstanding as of July 15, 2005.



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CUSIP NO. 917920 10 0                  13D                  PAGE 3 OF 7 PAGES
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   This Amendment No. 5 (the "Amendment") amends the Schedule 13D filed on June
9, 2003 by Richard A. Charpie (the "reporting person"), as amended by Amendment No. 1 filed on January 22, 2004, Amendment No. 2 filed on March 15, 2004, Amendment No. 3 filed on March 15, 2005 and Amendment No. 4 filed on August 15, 2005 (as amended, the "Schedule 13D"), relating to the Common Stock, $0.01 par value per share (the "common stock"), of Panacos Pharmaceuticals, Inc. (f/k/a V.
I. Technologies, Inc.) (the "Company"). The Company has its principal executive offices at 134 Coolidge Avenue, Watertown, MA 02472.

   The purpose of this Amendment is to report the following transaction: the disposition of 3,512,833 shares of common stock of the Company as a result of the distribution of such shares by two venture capital funds which are the record owners of such shares to their respective partners.

   Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION.

   Item 4 is hereby amended by inserting the following paragraphs at the end of such item:

   "On August 25, 2005, Ampersand 1999 Limited Partnership distributed 3,442,719 shares of the Company's common stock to its partners for no consideration pursuant to the terms of its partnership agreement. AMP-99 Management Company LLC, its general partner, received 68,509 shares of the Company's common stock as a result of such distribution.

   On August 25, 2005, Ampersand 1999 Companion Fund Limited Partnership distributed 70,114 shares of the Company's common stock to its partners for no consideration pursuant to the terms of its partnership agreement. AMP-99 Management Company LLC, its general partner, received 701 shares of the Company's common stock as a result of such distribution."

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

   Items 5(a), 5(b) and 5(c) are hereby amended and restated in their entirety as follows:

   (a) Aggregate number and percentage of class beneficially owned:

   The reporting person incorporates herein by reference his responses to (11) and (13) on the cover page of this Amendment.

   The reporting person owns 9,555 shares in his individual capacity.


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CUSIP NO. 917920 10 0                  13D                  PAGE 4 OF 7 PAGES
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   The reporting person may be attributed with beneficial ownership of 1,333,419 shares held by Ampersand 1999 Limited Partnership; 27,212 shares held by Ampersand 1999 Companion Fund Limited Partnership; 62,506 shares held by Ampersand Venture Management Trust; and 156,337 shares held by AMP-99 Management Company Limited Liability Company.

   The reporting person may be attributed with beneficial ownership of 3,075 shares (the "Option Shares") issuable upon exercise of options previously awarded (to the reporting person as to 2,700 shares and to Herbert Hooper as to 375 shares) under the Company's Directors' Stock Option Plans, all of which options are exercisable within 60 days of August 25, 2005, and all of which the reporting person and Herbert Hooper have assigned to one or more of Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership.

   The reporting person may be attributed with beneficial ownership of 650,475 shares issuable upon exercise of warrants held by Ampersand 1999 Limited Partnership and 13,275 shares issuable upon exercise of warrants held by Ampersand 1999 Companion Fund Limited Partnership (collectively, the "Warrant Shares").

   The reporting person is the Managing Partner of AMP-95 MCLP LLP, which is the General Partner of AMP-95 Management Company Limited Partnership, which is the General Partner of Ampersand 1995 Limited Partnership and Ampersand 1995 Companion Fund Limited Partnership. The reporting person is the Principal Managing Member of AMP-99 Management Company Limited Liability Company, which is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. The reporting person is the sole member of Ampersand Venture Management 2003 LLC, which is the sole owner of shares of beneficial interest of Ampersand Venture Management Trust. The reporting person disclaims beneficial ownership of all shares the ownership of which may be attributed to him except to the extent of his proportionate pecuniary interest therein.

   (b) Number of shares as to which such person has:

   (i) Power to vote:

   The reporting person has sole power to vote or direct the vote of all of the shares held by the reporting person directly or by Ampersand 1999 Limited Partnership, Ampersand 1999 Companion Fund Limited Partnership, AMP-99 Management Company Limited Liability Company and Ampersand Venture Management Trust.

   (ii) Power to Dispose:

   The reporting person has sole power to dispose or direct the disposition of the 9,555 shares which the reporting person owns in his individual capacity, the 156,337 shares held by AMP-99 Management Company Limited Liability Company and the 62,506 shares held by Ampersand Venture Management Trust.


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CUSIP NO. 917920 10 0                  13D                  PAGE 5 OF 7 PAGES
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   The reporting person shares the power to dispose or direct the disposition of the 1,333,419 shares held by Ampersand 1999 Limited Partnership and the 27,212 shares held by Ampersand 1999 Companion Fund Limited Partnership with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Managing Members of AMP-99 Management Company Limited Liability Company.

   The reporting person shares the power to dispose of or direct the disposition of the 663,750 Warrant Shares with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Managing Members of AMP-99 Management Company Limited Liability Company.

   The reporting person shares the power to dispose of or direct the disposition of the 3,075 Option Shares with some or all of Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Partners of AMP-95 MCLP LLP and as Managing Members of AMP-99 Management Company Limited Liability Company.

   Each of the persons with whom the reporting person shares dispositive power over any securities beneficially owned by the reporting person disclaim beneficial ownership of such securities pursuant to Exchange Act Rule 13d-4.

   The Item 2 identifying information for Charles D. Yie, Stuart A. Auerbach, Peter D. Parker and David J. Parker, with whom the reporting person shares dispositive power, is as follows:

      Names: As set out above.

      Business Address of all such persons:

         c/o Ampersand Ventures
         55 William Street, Suite 240
         Wellesley, MA 02481-4003

      Principal Occupations: These persons are executives of Ampersand Venture Management Trust and/or related entities engaged in venture capital investing with a shared business address of 55 William Street, Suite 240, Wellesley, MA 02481-4003.

      None of these persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      None of these persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order

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CUSIP NO. 917920 10 0                  13D                  PAGE 6 OF 7 PAGES
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      enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      Citizenship: All of these persons are U.S. citizens.

   (c) Transactions during the past 60 days.

   Other than pursuant to the transaction described in Item 4, the reporting person has not acquired or disposed of any shares of common stock of the Company during the past 60 days.



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CUSIP NO. 917920 10 0                  13D                  PAGE 7 OF 7 PAGES
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                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2005                /s/ Richard A. Charpie
                                       ------------------------------------
                                       Richard A. Charpie




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